GOLDBELT RECEIVES MINING PERMIT FOR INATA

Toronto, Ontario (April 12, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to report that the Exploitation Permit or Mining Permit for the Inata Gold Project has been granted by the government of Burkina Faso. The permit has been issued by official decree to Socit des Mines de Belahouro (SMB) SA, a 90% owned subsidiary of Goldbelt Resources. SMB is a company established and registered in Burkina Faso for the purpose of controlling the future Inata mining operations. The government of Burkina Faso holds the remaining 10% ownership in SMB. The Inata Permit covers an area of 26km2 and is valid for a period of 20 years.

Collin Ellison, President & CEO said "The award of the Mining Permit is an important milestone in the development of the Inata project and allows Goldbelt to take a major step towards becoming a significant gold producer in Burkina Faso and West Africa. With the dismantling of the Brocks Creek processing plant scheduled for May 2007, we are well situated to fast-track the construction of the project. We are presently in the final stages of our feasibility and are working towards our stated target of a 2.0 million tonne per annum mine operation, and we anticipate starting our new 2007 drill program in the coming weeks."

For additional information, please visit the Companys website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.
Per:

Collin Ellison, President and CEO

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